SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Research Update:

Eletrobras 'BB+' Foreign And 'BBB-' Local Cur rency  Ratings  Affir med, Outlook Still Negative

Primary Credit Analyst:

Marcelo Schwarz, CFA, Sao Paulo +55 11 3039 9782; marcelo.schwarz@standardandpoors.com

Secondary Contact:

Vinicius Ferreira, Sao Paulo 55 (11) 3039-9763; vinicius.ferreira@standardandpoors.com

Table  Of Contents

_______________________________________________________

Overview

Rating Action

Rationale

Outlook

Ratings Score Snapshot Related

Criteria And Research Ratings

List

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	DECEMBER 2, 2015

Research Update:

Eletrobras 'BB+' Foreign And 'BBB-' Local

Cur rency  Ratings  Affir med,  Outlook Still Negative

Overview

  We're affirming our 'BB+' foreign currency, 'BBB-' local currency, and 'brA-1+' national scale ratings on Brazil-based power company Eletrobras. Its 'bb-' stand-alone credit profile (SACP) remains unchanged.
  We view Eletrobras as a government-related entity (GRE) with an "almost certain" likelihood of receiving extraordinary support from the government of Brazil under financial distress scenarios.
  The negative outlook on Eletrobras reflects that of the sovereign rating.

Rating  Action

On Dec. 2, 2015, Standard & Poor's Ratings Services affirmed its 'BB+' foreign currency and 'BBB-' local currency corporate credit ratings on

Eletrobras-Centrais Eletricas Brasileiras S.A. (Eletrobras). We also affirmed our 'brA-1+' short-term national scale rating. The outlook remains negative. The company's SACP of 'bb-' remains unchanged.

Rationale

The ratings on Eletrobras reflect our assessment of an "almost certain" likelihood of extraordinary support from its main shareholder, the Federative Republic of Brazil (foreign currency: BB+/Negative/B; local currency:

BBB-/Negative/A-3), under our criteria for GREs. We also incorporate in our analysis the company's 'bb-' SACP.

We base our view of "almost certain" likelihood of extraordinary government support to Eletrobras on the company's "critical" role to and "integral" link with the government of Brazil. If the likelihood of support is "almost certain," we generally equalize the rating on a GRE with that on the sovereign. We base our view of the likelihood of government support on:

•         Eletrobras' "critical" role as the government's vehicle to develop the electricity sector. It also functions as the government's agent for several key social programs, and manages and controls electricity assets across the country. Eletrobras produces 32% of Brazil's electricity-generating capacity and operates 49% of its transmission lines. It acts as the central government's agent to support and implement microeconomic strategies related to the electricity sector.

•         The "integral" link with the government reflects the sovereign's majority equity stake in Eletrobras, and a track record of support to it. This is seen in the lines of credit the company has received from state-owned banks and in government guarantees on its debt.

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	DECEMBER 2, 2015

Research Update: Eletrobras 'BB+' Foreign And 'BBB-' Local Currency Ratings Affirmed, Outlook Still Negative

Eletrobras' SACP reflects the following:

•         Our view of its "satisfactory" business risk profile, based on our assessment of an adequate regulatory framework for the Brazilian electricity sector.

•         Eletrobras' strong market position and key role in the Brazilian electricity sector as the largest generation and transmission player and the manager of sector's funds, such as the Reserva de Reversão Global (RGR) and Conta de Desenvolvimento Energético (CDE).

•         Its "highly leveraged" financial risk profile. In our view, the Law 12,783/2013 had a severe impact on the company's financials due to the combined effect of higher requirements to absorb the generation scale factor (GSF) adjustment after it sold its energy capacity cushion in the power A-0 auction in April 2014 and the extended drought in the country, which has pushed up energy prices;

•         We revised our assessment of Eletrobras' liquidity to "adequate" from "strong." This reflects the company's large debt maturities over the next few quarters. The company continues to post sizeable cash position and it has access to the credit markets, especially public banks.

•         Our view that it has a "positive" capital structure, thanks to its ownership of publicly-listed equity shareholdings, in which Eletrobras has minority stakes. These holdings could be monetized for the payment of debt.

Our base case for 2015-2017 (unconsolidated figures) assumes:

•         Adjusted EBITDA margin of 30%-35%;

•         Slight recovery in funds from operations (FFO), although sizable interest expenses should keep limiting cash generation; and

•         Adjusted total debt, which excludes RGR liabilities, to remain in the R$20 billion – R$23 billion range.

Based on these assumptions, we arrive at the following credit measures for the next two years:

•         FFO to adjusted debt of 2.5%-5.0%; and

•         Adjusted debt to EBITDA of 6.0x-8.0x, which is in line with a "highly leveraged" financial risk profile.

Our analysis focuses on Eletrobras' unconsolidated figures because it's a holding company that acts as a financial vehicle for the electricity sector, and manages sector's funds.

On April 28, 2015, the company announced a delay in the release of its 20-F filing, because it intends to release more details about the potential impact of the "Lava Jato" corruption investigation of certain contracts, including one of its subsidiaries, Eletrobras Termonuclear S.A – Eletronuclear. Eletrobras engaged an independent entity to conduct an investigation and ensure transparency. As a result, the company recently obtained an additional filing extension from the U.S. Securities and Exchange Commission to May 18, 2016. Nevertheless, as the company released its 2014 audited financials to the domestic regulator, this doesn't constitute an event of default under its debt agreements.

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	DECEMBER 2, 2015

Research Update: Eletrobras 'BB+' Foreign And 'BBB-' Local Currency Ratings Affirmed, Outlook Still Negative

Liquidity

We revised our assessment on Eletrobras' liquidity to "adequate" from "strong," reflecting the sizeable maturities in the next few quarters. Still, cash position is significant, and sources of liquidity--including FFO and cash balances--will exceed uses by at least 1.2x in the next 12 months. Liquidity sources will continue to exceed uses even if EBITDA were to decline 30%.

Principal Liquidity Sources:

•         Cash and equivalents of R$4.9 billion as of Sept. 30, 2015.

Principal Liquidity Uses:

•         Short-term debt of about R$3.7 billion as of Sept. 30, 2015; and

•         Dividend payout of 25% of net income.

The company doesn't have financial covenants and has adequate access to the credit markets, especially with public banks.

Eletrobras is currently in the final stages of renewing its electric distribution concessions, and the conclusion should accelerate their privatization process. This is potentially positive for the company, considering not only the proceeds to be received, but also the reduction in its investments. The sale process of its 51% stake in distributor Celg Distribuição S.A. (not rated) is more advanced and we expect it to be completed in 2016, and a minimum total equity value of R$2.8 billion was determined.

Outlook

The negative outlook on the company mirrors that on the sovereign and reflects our expectation that Eletrobras will continue to play an essential role in Brazil's electricity sector, and will therefore continue to receive government support. Consequently, any rating action on the company will continue to mirror those on the sovereign.

The negative outlook on the Federative Republic of Brazil reflects our view that there is a greater than one–in–three likelihood that we could lower our ratings in the next year.

Ratings  Score Snapshot

Corporate Credit Rating

Global Scale

Foreign Currency               BB+/Negative/--

Local Currency                 BBB-/Negative/--

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	DECEMBER 2, 2015

Research Update: Eletrobras 'BB+' Foreign And 'BBB-' Local Currency Ratings Affirmed, Outlook Still Negative

Business risk: Satisfactory

•      Country risk: Moderately high

•      Industry risk: Intermediate

•      Competitive position: Satisfactory

Financial risk: Highly Leveraged

•         Cash flow/Leverage: Highly Leveraged

Anchor: b+

Modifiers

•         Diversification/Portfolio effect: Neutral (no impact)

•         Capital structure: Positive (+1 notch)

•         Liquidity: Adequate (no impact)

•         Financial policy: Neutral (no impact)

•         Management and governance: Fair (no impact)

•         Comparable rating analysis: Neutral (no impact)

•         Stand-alone credit profile: bb-

Likelihood of government support: Almost Certain

Related Criteria And Research

Related Criteria

•         Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015

•         Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014

•         Criteria: Standard & Poor's National And Regional Scale Mapping Tables, Sept. 30, 2014

•         Criteria: National And Regional Scale Credit Ratings, Sept. 22, 2014

•         Key Credit Factors For The Unregulated Power And Gas Industry, March 28, 2014

•         Corporate Methodology, Nov. 19, 2013

•         Corporate Methodology: Ratios and Adjustments, Nov. 19, 2013

•         Key Credit Factors For The Regulated Utilities Industry, Nov. 19, 2013

Ratings  List

Ratings Affirmed

Eletrobras-Centrais Eletricas Brasileiras S.A.

Corporate Credit Rating

Foreign Currency                      BB+/Negative/--

Local Currency                        BBB-/Negative/--

Brazil National Scale                 --/--/brA-1+
Senior Unsecured                      BB+

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	DECEMBER 2, 2015

Research Update: Eletrobras 'BB+' Foreign And 'BBB-' Local Currency Ratings Affirmed, Outlook Still Negative

Eletrosul Centrais Eletricas S/A.

Short-Term Debt                        brA-1+

Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at www.spcapitaliq.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column.

WWW.STANDARDANDPOORS.COM/RATINGSDIRECT	DECEMBER 2, 2015

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.